YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

BEYONDSPRING INC.

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on March 14, 2021.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

Vote at the Meeting –
If you plan to attend the virtual online annual meeting, you will need your 12 digit control number to vote electronically at the annual meeting. To attend:
https://www.cstproxy.com/beyondspring/2021

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS FORM IS TO BE USED IN RESPECT OF THE RESOLUTION MENTIONED BELOW AS FOLLOWS (CHECK THE APPROPRIATE BOX TO MARK YOUR VOTE):

Please mark your votes like this **X**

Resolution 1:
Be it resolved as an ordinary resolution that the BeyondSpring Inc. 2017 Omnibus Incentive Plan as amended and restated as of September 18, 2020, a copy of which is set out in Exhibit B annexed to the notice of Meeting, be and is hereby adopted and approved.

FOR	AGAINST	ABSTAIN
☐	☐	☐

NOTES

1. A member entitled to attend and vote at the Meeting may appoint a proxy to attend and, on a poll, vote in place of the member. A proxy need not be a member of the Company. A member may chose a proxy of a member's own choice by striking out the words "any one or more Directors of the Company or the Chairman of the Extraordinary General Meeting of the Ordinary Shareholders of the Company" and inserting the proxy's name and address on this proxy form in the space provided above.
2. If the appointer is a corporation, this form must be executed under its common seal or the hand of a duly authorized officer.
3. If the proxy form is returned without an indication as to how the proxy is to vote on a particular matter, the proxy will exercise the proxy's discretion as to whether, and how the proxy will vote or will vote in favor of the Directors' recommendations.
4. You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.
5. In the case of joint holders, any holder may sign this form.
6. Any alterations made in this form must be initialed.

CONTROL NUMBER

To be effective, the proxy form and any authority under which it is executed (or a notarially certified copy of such authority) must be deposited at the registered office of the Company no later than the time for holding the Meeting or, if the Meeting is adjourned, the time for holding such adjourned meeting. Completion and return of the proxy form will not prevent shareholders entitled to vote from attending and voting in person at the Meeting.

Signature____________________ **Signature, if held jointly**____________________ **Date**__________ **2021.**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting of Shareholders to be held March 15, 2021.

The Notice and Proxy Statement are available at https://www.cstproxy.com/beyondspring/2021

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

BEYONDSPRING INC.

I/We, _________________________ of [address], being (a) shareholder(s) of the Company with [   ] shares, hereby appoint any one or more Directors of the Company or the Chairman of the Extraordinary General Meeting of the Ordinary Shareholders of the Company (the “Meeting”) or ____________________ of [address] to be my/our proxy and to vote for me/us and on my/our behalf to do all acts and things which I/we could personally have done at the Meeting to be held on March 15, 2021 at 9 a.m., Eastern Standard Time, at 28 Liberty Street, 39th Floor, New York, NY 10005 and virtually, or any adjournment thereof, in such manner as its proxy and if expedient to demand a poll.

UNLESS OTHERWISE INSTRUCTED, THE PROXY MAY VOTE AS THE PROXY THINKS FIT OR ABSTAIN FROM VOTING IN RESPECT OF THE RESOLUTIONS SPECIFIED AND ALSO ON ANY OTHER BUSINESS (INCLUDING AMENDMENTS TO RESOLUTIONS AND APPOINTMENT OF THE CHAIRMAN OF THE MEETING) WHICH MAY PROPERLY COME BEFORE THE MEETING.

(Continued and to be marked, dated and signed, on the other side)